Mail Stop 3561

June 4, 2007

Peter F. Collins
Chief Financial Officer
True Religion Apparel, Inc.
2263 E. Vernon Ave.
Vernon, CA 90058

> **RE: True Religion Apparel, Inc.**
> **Item 4.01 Form 8-K filed May 16, 2007 as amended June 1, 2007**
> **File No. 0-51483**

Dear Mr. Collins:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

1. Your disclosure in both the initial Form 8-K and the Form 8-K/A indicated that there were no disagreements or reportable events for the appropriate periods. The May 30, 2007 letter from Stonefield Josephson states that they believed there was a disagreement. Please either explain to us why you believe there were no disagreements, as defined in Item 304 of Regulation S-K, or revise the Form 8-K to include appropriate disclosure.

2. Please tell us if you believe there were no reportable events requiring disclosure in the Form 8-K. If you believe the material weaknesses reported in Stonefield Josephson's May 30, 2007 are not reportable events, as defined in Item 304 of Regulation S-K, please explain to us the basis for your belief. Alternatively, revise to include appropriate disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosures in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

As appropriate, and respond to these comments within five business days or tell us when you will provide us with a response. Please provide the representations requested above and submit your response to these comments as an EDGAR correspondence file. If you have previously provided the written representations in the bullet points in the second paragraph of this page, you need not repeat them in responding to this comment letter.

You may contact Robert Burnett, Staff Accountant, at (202) 551-3330, or in his absence, me at (202) 551-3841 if you have questions regarding these comments.

Sincerely,

Michael Moran
Branch Chief